Exhibit 99.1

19 July 2021

PureTech Health plc

PureTech Founded Entity Gelesis, the Maker of Plenity®, to Become a Publicly Traded Company via Merger with Capstar Special Purpose Acquisition Corp.

Public listing of Gelesis, along with Karuna Therapeutics (Nasdaq: KRTX) and Vor Biopharma (Nasdaq: VOR), five other private Founded Entities and advanced Wholly Owned Pipeline, further exemplifies the success of PureTech’s unique value-generating model for developing new medicines

At Closing, Gelesis is expected to have a pro forma implied market value of approximately $1.3 billion to support full commercial launch of Plenity® for weight management and further expand manufacturing capacity to meet demand

Transaction is expected to provide Gelesis with up to $376 million of gross proceeds, including $100 million PIPE anchored by new and existing top tier investors and partners

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company announces that its Founded Entity, Gelesis, Inc. (“Gelesis”) and Capstar Special Purpose Acquisition Corp. (NYSE: CPSR) (“Capstar”), have entered into a definitive business combination agreement. Upon completion of the transaction, the combined company’s securities are expected to be traded on the New York Stock Exchange (NYSE) under the symbol “GLS.”

“Upon completion of the transaction, Gelesis will be PureTech’s third publicly-traded Founded Entity. Based on the expected valuation, Gelesis, along with Karuna and Vor, will have a combined value of over $5.4 billion,” said Eric Elenko, Chief Innovation Officer at PureTech. “This is just another example of the unique and multi-pronged model PureTech has created to advance meaningful treatments for patients and drive future growth. We are very pleased with the progress that has been made towards the broad commercial launch of Plenity later this year and that Gelesis has the resources to meet the increasing demand.”

Gelesis and Capstar will host a joint investor conference call to discuss the transaction today, July 19, 2021, at 8:30 a.m. Eastern Time. A telephone replay of the call will be available until July 29, 2021 via the same numbers, and a replay of the webcast will be archived on the investor relations website.

The conference call can be accessed via webcast on Gelesis’ investor relations website at gelesis.com/investors, or by dialing +1 844-512-2921 within the U.S. or +1 412-317-6671 for international callers and entering the passcode 1145464.

The full text of the announcement from Gelesis is as follows:

Gelesis, a Consumer-Focused Biotherapeutics Company and the Maker of Plenity®, to Become a Publicly Traded Company via Merger with Capstar Special Purpose Acquisition Corp.

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Building on the successful beta launch of its first product Plenity®, Gelesis aims to transform weight management. Gelesis developed a novel biomimetic therapeutic platform that has yielded Plenity and an advanced pipeline of therapeutic candidates for a range of other gut-related disorders

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Plenity makes it easier to eat less and feel fuller with smaller portions and offers a new weight management solution for over 150 million Americans, many of whom did not have a prescription alternative before. Plenity is FDA-cleared to aid in weight management in adults with excess weight or obesity, Body Mass Index (BMI) of 25 to 40 kg/m², when used in conjunction with diet and exercise

•	Pro forma implied market value of approximately $1.3 billion and enterprise value of approximately $1.0 billion

•

Transaction is expected to provide Gelesis with up to $376 million of gross proceeds to fund the full commercial launch of Plenity later this year and to expand manufacturing to meet demand, including $100 million from a common stock PIPE financing at $10.00 per share anchored by new and existing top tier investors and partners, including PIMCO private funds, Kennedy Lewis Investment Management, Pritzker Vlock Family Office, China Medical Systems Holdings Limited (CMS), and co-founder PureTech Health

BOSTON, MA & AUSTIN, TX, JULY 19, 2021 – Gelesis, Inc. (“Gelesis” or the “Company”), a biotherapeutics company advancing biomimetic superabsorbent hydrogels to treat excess weight and metabolic disorders, and Capstar Special Purpose Acquisition Corp. (NYSE: CPSR) (“Capstar”), a special purpose acquisition company sponsored by affiliates of Capstar Partners, LLC and certain private funds managed by PIMCO, announced today that they have entered into a definitive business combination agreement. Upon completion of the transaction, the combined company’s securities are expected to be traded on the New York Stock Exchange (NYSE) under the symbol “GLS.”

A New Approach to Weight Management

Gelesis is a biotherapeutics company aiming to transform weight management using a proprietary biomimetic superabsorbent hydrogel technology. The Company’s first commercial product, Plenity®, is a U.S. Food and Drug Administration (FDA) cleared aid in weight management in adults with excess weight or obesity, Body Mass Index (BMI) of 25 to 40 kg/m², when used in conjunction with diet and exercise. Plenity has the broadest BMI range of any prescription weight-management aid to date—over 150 million American adults could be eligible for treatment with Plenity, many of whom did not have a prescription alternative before. Plenity’s unique scientific approach and efficacy, safety and tolerability profile allow Gelesis to bring it to market in a completely new way.

Plenity capsules contain a non-systemic biomimetic hydrogel that is not absorbed but instead acts locally in the gastrointestinal (GI) tract. The capsules are taken with water before meals and are designed to help people feel satisfied with smaller meals. Plenity combines the simplicity and convenience of a consumer product with clinical and scientific validation as well as FDA regulatory clearance as a de novo Class II medical device. In clinical studies, ~6 out of 10 adults had clinically meaningful weight loss and those people lost on average, within six months, ten percent of their body weight (about 22 lbs). There was no difference in overall side effects compared to placebo. The most common side effects were diarrhea, distended abdomen, infrequent bowel movements and flatulence.

Plenity is a prescription product with a direct-to-patient approach, giving the consumer the option of going through leading telehealth platform Ro, or through an in-person healthcare provider visit. This makes it easier for consumers to seek free physician evaluation on their own time and their own terms. If prescribed, the product is delivered to the consumer’s home within two days at a transparent cost of $98/month, or $1.75 per meal.

Plenity is now available in limited release, and over 48,000 members have begun their weight management journey. During Plenity’s beta launch in October 2020, with limited promotion and without brand awareness marketing, Plenity surpassed all branded prescription weight management products in new monthly members during the month of testing, with high satisfaction ratings. The Company anticipates the full commercial launch of Plenity later in 2021 and is currently constructing a larger manufacturing facility to meet anticipated demand.

Gelesis’ novel platform technology is inspired by the structural and mechanical properties of raw vegetables. When consumed, the hydrogel forms small solid gel pieces in the stomach consisting of water held by a 3D cellulose structures, similar to raw vegetables. The structures, which have no calories, are homogeneously mixed with the ingested foods, increasing the volume and firmness of that meal while reducing its caloric density. The hydrogel pieces are not absorbed and partially degrade in the large intestine, releasing the water before leaving the body naturally. In clinical trials, this therapeutic approach demonstrated a strong efficacy and safety profile.

Management Comments

“We are delighted to have found such a stellar group of partners and investors as we expand the launch of the first and only FDA-cleared and clinically validated prescription aid for weight management that is available for the broadest range of the population with excess weight, including even those who are overweight without co-morbidities,” said Yishai Zohar, Founder and CEO of Gelesis. “Capstar’s leadership team has a track record of successfully building known brands and tackling fundamental consumer problems across a variety of industries. We look forward to building on the exciting momentum of our beta launch with this partnership and funding, and we are committed to making a meaningful difference in the lives of millions of Americans seeking scientifically proven and convenient options to manage their weight.”

“Yishai and the Gelesis team have developed a tremendous solution that is poised to transform the weight management industry,” said Steve Hicks, the Chairman and CEO of Capstar. “We raised our Capstar SPAC last year with the goal of finding a high-growth, disruptive business that is helping people live a better, healthier life. Gelesis fits that criteria perfectly and we are elated to partner with them as they start their exciting next leg of growth.”

Transaction Overview

The transaction values the combined company at an implied enterprise value of approximately $1.0 billion and equity value of approximately $1.3 billion, based on a $10.00 per share price of Capstar common stock and assuming no redemptions by Capstar’s public shareholders. The transaction will provide up to $376 million in gross proceeds to the combined company from a combination of a $100 million common stock PIPE financing at $10.00 per share along with $276 million of cash held in Capstar’s trust account (assuming no redemptions by Capstar’s public shareholders). The PIPE financing is anchored by a mix of new and existing top tier investors and partners, including PIMCO private funds, Pritzker Vlock Family Office, China Medical Systems Holdings Limited (CMS), and co-founder PureTech Health. Kennedy Lewis Investment Management will invest $10 million in the PIPE conditioned upon the closing of their $100 million senior secured credit facility to the Company, which is subject to the completion of due diligence, final documentation, and customary closing conditions. Proceeds from the business combination, PIPE, and credit facility will be primarily used to support the full commercial launch of Plenity for weight management later this year and expanded manufacturing to meet consumer demand. Gelesis’ existing shareholders will convert 100% of their ownership stakes into the new company.

The transaction has been unanimously approved by the Boards of Directors of both Gelesis and Capstar. It is expected to close in the fourth quarter of 2021, subject to the satisfaction of certain closing conditions, including a registration statement being declared effective by the U.S. Securities and Exchange Commission (the “SEC”) and the approval of Capstar shareholders.

Additional information about the transaction, including a copy of the business combination agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Capstar with the SEC and available at www.sec.gov.

Advisors

Citi is serving as exclusive financial advisor to Gelesis and Goodwin Procter LLP is serving as legal counsel to Gelesis. UBS Investment Bank is serving as exclusive financial and lead capital markets advisor to Capstar and Kramer Levin Naftalis & Frankel LLP is serving as its legal counsel. UBS Investment Bank and Citi are serving as private placement agents to Capstar with respect to the PIPE financing. Winston & Strawn LLP served as counsel to the placement agents. BTIG, LLC is also serving as a capital markets advisor to Capstar.

Conference Call Information

Gelesis and Capstar will host a joint investor conference call to discuss the transaction today, July 19, 2021, at 8:30 a.m. Eastern Time. A telephone replay of the call will be available until July 29, 2021 via the same numbers, and a replay of the webcast will be archived on the investor relations website.

The conference call can be accessed via webcast on Gelesis’ investor relations website at gelesis.com/investors, or by dialing +1 844-512-2921 within the U.S. or +1 412-317-6671 for international callers and entering the passcode 1145464.

Important Safety Information

•	Patients who are pregnant or are allergic to cellulose, citric acid, sodium stearyl fumarate, gelatin, or titanium dioxide should not take Plenity.

•	To avoid impact on the absorption of medications:

•	For all medications that should be taken with food, take them after starting a meal.

•	For all medications that should be taken without food (on an empty stomach), continue taking on an empty stomach or as recommended by your physician.

•	The overall incidence of side effects with Plenity was no different than placebo. The most common side effects were diarrhea, distended abdomen, infrequent bowel movements, and flatulence.

•	Contact a doctor right away if problems occur. If you have a severe allergic reaction, severe stomach pain, or severe diarrhea, stop using Plenity until you can speak to your doctor.

Rx Only. For the safe and proper use of Plenity or more information, talk to a healthcare professional, read the Patient Instructions for Use, or call 1-844-PLENITY.

About Gelesis

Gelesis is a consumer-centered biotherapeutics company advancing a novel category of treatments for weight management and gut related chronic diseases. Our non-systemic superabsorbent hydrogels are inspired by the composition (i.e., water & cellulose) and mechanical properties (e.g., elasticity or firmness) of raw vegetables. They are conveniently administered in capsules to create a much larger volume of small, non-aggregating hydrogel pieces that become an integrated part of the meals, and act locally in the digestive system. Our portfolio includes Plenity®, an FDA-cleared product to aid in weight management, as well as potential therapies in development for Type 2 Diabetes, Non-alcoholic Fatty Liver Disease (NAFLD)/Non-alcoholic Steatohepatitis (NASH), and Functional Constipation. For more information, visit gelesis.com, or connect with us on Twitter @GelesisInc.

About Capstar Acquisition Corp.

Capstar Special Purpose Acquisition Corp. (NYSE: CPSR) is sponsored by Capstar Sponsor Group, LLC, and is led by Chairman and CEO, R. Steven Hicks. Capstar is a special purpose acquisition company formed for the purpose of effecting a business combination with one or more businesses in the consumer, healthcare and technology, media and telecom industry (TMT) sectors.

Additional Information and Where to Find It

Capstar intends to file a Registration Statement on Form S-4 with the SEC, which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to Capstar shareholders in connection with its solicitation of proxies for the vote by Capstar shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the issuance of certain securities to be issued in the proposed business combination. After the Registration Statement is declared effective, the proxy statement/prospectus and other relevant documents will be sent to Capstar and Gelesis shareholders. Capstar also will file other documents regarding the proposed transaction with the SEC. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Before making any voting decision, Capstar’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement, the amendments thereto and the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Gelesis, Capstar and the proposed transaction.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Capstar as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Capstar, without charge, once available, through the website maintained by the SEC at www.sec.gov.

The documents filed by Capstar with the SEC also may be obtained free of charge at Capstar’s website at www.capstarspac.com, or by written request to: Capstar Special Purpose Acquisition Corp., 405 West 14th Street, Austin, TX 78701, Attention: R. Steven Hicks, Chief Executive Officer, (512) 340-7800.

Participants in the Solicitation

Capstar and its directors and executive officers may be deemed participants in the solicitation of proxies from Capstar’s shareholders with respect to the proposed business combination. The names of those directors and executive officers and a description of their interests in Capstar is contained in Capstar’s final prospectus dated July 6, 2020 relating to its initial public offering and in subsequent filings with the SEC, which are available free of charge at the SEC’s web site at www.sec.gov. To the extent such holdings of Capstar’s securities may have changed since that time, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Gelesis and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Capstar in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

Forward-Looking Statements

Certain statements, estimates, targets and projections in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws. The words “anticipate,” “believe,” continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Forward-looking statements include, but are not limited to, statements regarding the satisfaction of closing conditions to the proposed business combination and the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment in which Gelesis operates, the expected future operating and financial performance and market opportunities of Gelesis and statements regarding Gelesis’ and Capstar’s expectations, hopes, beliefs, intentions or strategies regarding the future,. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gelesis and Capstar assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Gelesis and Capstar give no assurance that any expectations set forth in this press release will be achieved. Various factors could cause actual future results, performance or events to differ materially from those described herein. Some of the factors that may impact future results and performance may include, without limitation: (i) the size, demand and growth potential of the markets for Plenity®, Gelesis’ other product candidates and its ability to serve those markets; (ii) the degree of market acceptance and adoption of Gelesis’ products; (iii) Gelesis’ ability to develop innovative products and compete with other companies engaged in the weight loss industry; (iv) Gelesis’ ability to complete successfully the full commercial launch of Plenity® and its growth plans, including new possible indications and the clinical data from ongoing and future studies about liver and other diseases; (v) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Capstar is not obtained; (vi) the inability of Gelesis to obtain the secured financing from Kennedy Lewis Investment Management; (vii) failure to realize the anticipated benefits of the business combination, including as a result of a delay or difficulty in integrating the businesses of Capstar and Gelesis; (viii) the amount of redemption requests made by Capstar shareholders; (ix) the ability of Capstar or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; (x) the outcome of any legal proceedings that may be instituted against Capstar, Gelesis, the combined company or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (xi) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (xii) the risk that the proposed business combination disrupts current plans and operations of Gelesis as a result of the announcement and consummation of the proposed business combination, and as a result of the post-transaction company being a publicly listed issuer; (xiii) the regulatory pathway for Gelesis’ products and responses from regulators, including the FDA and similar regulators outside of the United States, (xiv) the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain Gelesis’ management and key employees; (xv) costs related to the proposed business combination, including costs associated with the post-transaction company being a publicly listed issuer; (xiv) changes in applicable laws or regulations; (xvi) the possibility that Gelesis or the combined company may be adversely affected by other economic, business, regulatory and/or competitive factors; (xvii) Gelesis’ estimates of expenses and profitability; (xviii) ongoing regulatory requirements, (xix) any competing products or technologies that may emerge, (xx) the volatility of the telehealth market in general, or insufficient patient demand; (xxi) the ability of Gelesis to defend its intellectual property and satisfy regulatory requirements; (xxii) the impact of the COVID 19 pandemic on Gelesis’ business; (xxiii) the limited operating history of Gelesis; and (xxiv) those factors discussed in Capstar’s final prospectus dated July 6, 2020 and Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the Registration Statement, in each case, under the heading “Risk Factors” and other documents of Capstar filed, or to be filed, with the SEC, including the proxy statement/prospectus on Form S-4 relating to the proposed business combination, which is expected to be filed by Capstar with the SEC. These filings address other important risks and uncertainties that could cause actual results and events to differ materially from those contained in the forward-looking statements.

Non-Solicitation

This press release relates to a proposed transaction between Gelesis and Capstar. This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Capstar, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including inflammatory, fibrotic and immunological conditions, intractable cancers, lymphatic and gastrointestinal diseases and neurological and neuropsychological disorders, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders. This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, is comprised of 26 therapeutics and therapeutic candidates, including two that have received FDA clearance and European marketing authorization, as of the date of PureTech’s most recently filed Annual Report on Form 20-F. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on the Company’s unique insights into the biology of the brain, immune and gut, or BIG, systems and the interface between those systems, referred to as the BIG Axis.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Ownership Information

PureTech’s percentage ownership of Gelesis as at June 30, 2021 was approximately 19.2 percent on a diluted basis, prior to the transaction. This calculation of PureTech’s holding includes issued and outstanding shares as well as options and warrants to purchase shares, but excludes unallocated shares authorized to be issued pursuant to equity incentive plans. PureTech’s ownership of Gelesis will be updated following completion of the transaction. PureTech has a right to royalty payments as a percentage of net sales from Gelesis.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements, including statements that relate to the company’s future prospects, developments, and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, expectations regarding Gelesis’ merger with Capstar Special Purpose Acquisition Corp., including expectations regarding the completion of the transaction, expectations regarding the commercial launch of Plenity®, and those risks and uncertainties described in the risk factors included in the regulatory filings for PureTech Health plc. These forward-looking statements are based on assumptions regarding the present and future business strategies of the company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, neither the company nor any other party intends to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014.

Contact: Investors	EU media
Allison Mead Talbot +1 617 651 3156 amt@puretechhealth.com	Ben Atwell, Rob Winder +44 (0) 20 3727 1000 ben.atwell@FTIconsulting.com